Exhibit 99.1

Communication Financière

Paris, le 5 août 2005

ILOG S.A. – Déclaration des transactions sur actions propres

Raison sociale de l’émetteur: ILOG S.A.

au capital de 18 005 407 euros
Immatriculée sous le n° 340 852 458 - R.C.S. de Créteil

Siège social: 9 rue de Verdun, 94250 Gentilly

Déclaration des transactions sur actions propres réalisées du 29 juillet au 4 août 2005 sur le Nouveau Marché d’Euronext Paris

	Nombre de	Prix moyen	Montant
	titres rachetés	pondéré	(en euros)
	(1)	(en euros)
Séance du 29 juillet 2005	6 668	12,398	82 669,86
Séance du 1er août 2005	12 104	12,3715	149 744,64
Séance du 2 août 2005	11 806	12,4797	147 335,34
Séance du 3 août 2005	8 253	12,4785	102 985,06
Séance du 4 août 2005	14 811	12,4885	184 967,17
Total	53 642	12.45	667 702,07

(1) y compris les titres acquis par l’intermédiaire d’un instrument dérivé

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.

Share capital: 18,005,407 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares from July 29 to August 4, 2005 on the Nouveau Marché d’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
July 29, 2005	6,668	12.398	82,669.86
August 1, 2005	12,104	12.3715	149,744.64
August 2, 2005	11,806	12.4797	147,335.34
August 3, 2005	8,253	12.4785	102,985.06
August 4, 2005	14,811	12.4885	184,967.17
Total	53,642	12.45	667,702.07

(1) including shares purchased through derivative financial instrument